Pruco Life Insurance Company of New Jersey             Jordan K. Thomsen
Vice President and Corporate Counsel

Pruco Life Insurance Company of New Jersey
213 Washington Street
Newark, NJ 07102-2992
(973) 802-4193 fax: (973) 802-9560

April 6, 2016

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Pruco Life of New Jersey Variable Contract Real Property Account
       Withdrawal of Registration Statement on Form S-1
       Filed April 1, 2016
       Registration No. 333-202194

Ladies and Gentlemen:

On behalf of Pruco Life of New Jersey Variable Contract Real Property Account, we request, pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-202194), as initially filed with the Securities and Exchange Commission (“Commission”) on April 1, 2016 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement to amend the filing. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Jordan Thomsen of Pruco Life Insurance Company of New Jersey, via email at Jordan.thomsen@prudential.com or via facsimile at (973) 802-9560.

Should you have any questions or comments regarding this filing, please do not hesitate to contact the undersigned at (973) 802-4193.

Sincerely,

/s/ Jordan K. Thomsen
Jordan K. Thomsen
Pruco Life Insurance Company of New Jersey